UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	1-2299	34-0117420
(State or other jurisdiction of	(Commission File	(I.R.S. Employer
incorporation or organization)	Number)	Identification No.)

One Applied Plaza
Cleveland, Ohio	44115
(Address of principal executive offices)	(Zip Code)

Fred D. Bauer, Vice President,
(216) 426-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Determination Based on Reasonable Country of Origin Inquiry
Based on a reasonable country of origin inquiry, Applied Industrial Technologies, Inc. (“Applied”; the word “us” below refers to Applied and its subsidiaries) has reason to believe that:

1.
Certain conflict minerals necessary to the functionality or production of products manufactured by us, or contracted to be manufactured for us, in 2016 may have originated in the Democratic Republic of the Congo or an adjoining country; and

2.	The necessary conflict minerals may not be from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry

A description of Applied’s Reasonable Country of Origin Inquiry is included in the Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD.
The Conflict Minerals Report is also publicly available at the following Internet website: www.applied.com/conflictminerals. The content of any website referred to in this Form SD is not incorporated by reference into this Form SD.

Item 1.02 Exhibit
A copy of Applied’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Registrant)

By: /s/ Fred D. Bauer
Fred D. Bauer
Date: May 30, 2017	Vice President-General Counsel & Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.01	Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.